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                                                  Filed by HMT Technology Corp
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586

                             KOMAG, INCORPORATED
    EMPLOYEE MEETING CONCERNING TRANSACTION INVOLVING KOMAG, INCORPORATED
                           AND HTM TECHNOLOGY CORP.


Communication to HMT Employees

EMPLOYEE COMMUNICATION:

HMT and Komag have announced a Merger Agreement. The structure is a merger of Equals. By that, we mean that the two companies will be integrated on an even basis with a combined Board of Directors and Senior management. There will be important roles for both sets of employees. The stock of each of the two companies will undergo a tax-free "stock swap". Because there are more Komag shares outstanding, it's easier to trade HMT's stock for Komag's stock. The exchange ratio is .9094 Komag shares for each share of HMT stock.

The new company will be positioned to leverage the combined technology and manufacturing expertise to be the pre-eminent independent media manufacturer.

This merger will allow the new Company to benefit from the manufacturing capabilities of both organizations in providing our customers with leading edge technology, time to market, and time to volume with the highest quality products in the industry.

A joint transition team, let by T.H. Tan President & CEO of Komag, and Ron Buschur President & COO of HMT, will develop a plan for merging and streamlining the management of both companies after the "close". The deal is expected to be completed during the third calendar quarter. Between now and "close", both companies will operate as they do today.


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We know that there will be some duplication of resources and the new Company will attempt to minimize the impact to the individuals involved. We can commit that this will be done in a fair, equitable and timely manner.

Please keep in mind that the Merger is subject to shareholder, Komag lender and regulatory approval, which could take several months to complete.

During this period, all of us must continue to carry out all of our responsibilities and duties in the most efficient manner.

The Company must continue business as usual during this time, focusing on quality, delivery, customer satisfaction and cost initiatives that all of us are involved in.

On behalf of the management team, let me tell you that we understand the personal uncertainty and anguish that this merger may place on many of you. We however, feel that this Merger is in the best interest of the employees, customers and shareholders of HMT.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding, among other things, the expected cost structure and cash flow of the combined company, represent the companies' reasonable judgments with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, failure of the transaction to close due to regulatory or lender, shareholder or regulatory approvals, the risk that Komag and HMT will not successfully integrate their businesses or that the cost of such integration will be greater than anticipated, failure of the combined company to retain and hire key executives, technical personnel and other employees, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their customers, uncertainties concerning technological changes and future product performance, and substantial delay in the expected closing of the transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both HMT and Komag are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. HMT and Komag expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from HMT or Komag by directing such requests to the respective investor relations contacts listed below.

HMT and its officers and directors may be deemed to be participants in the solicitation of proxies from HMT 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in HMT's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on June 28, 1999. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the HMT investor relations' contacts listed below.

Komag and its officers and directors may be deemed to be participants in the solicitation of proxies from Komag's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Komag's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on April 10, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Komag investor relations' contacts listed below.

Contacts:

For Komag:

Ted Siegler at (408) 576-2209 or
Russell Lemelin at (408) 576-2485
E-mail communications: ir_web@komag.com

For HMT:

Peter Norris, (510) 490-3100
Investor Relations, (510) 683-6000